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                              [ING USA LETTERHEAD]


May 24, 2005


BY EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305
Attention:  Ms. Messeret Nega

         Re:   ING USA Annuity and Life Insurance Company
               Registration Statement on Form S-3 filed March 18, 2005, as amended by Amendment No. 1 filed on April 22, 2005 and Amendment No. 2 filed on May 17, 2005 (File No. 333-123457)

Dear Ms. Nega:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ING USA Annuity and Life Insurance Company (the "Registrant") hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective as soon as possible, in any event by Thursday, May 26, 2005 at 11:00 a.m., Eastern Time or as soon thereafter as practicable.

Please note the following:

o The Registrant acknowledges the disclosure in the filing is the responsibility of Registrant.

o The Registrant acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

o The Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

o The Registrant represents that it will not assert this action of the Commission or the staff, acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,

/s/ Eric G. Banta
-----------------------
Eric G. Banta
Counsel


cc:   Max A. Webb (Securities and Exchange Commission)
      Beth Edwards (ING USA Annuity and Life Insurance Company)
      Perry Shwachman (Sidley Austin Brown & Wood LLP)
      Anthony J. Ribaudo (Sidley Austin Brown & Wood LLP)
      Jeff Delaney (Pillsbury Winthrop Shaw Pittman LLP)